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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Middle Kingdom Alliance Corp.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

595750 10 0 (CUSIP Number)

n/a

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595750 10 0	13G	Page 2 of 5 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

High Capital Funding LLC 13- 3921591
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

342,277
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

342,277
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

342,277
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.1%
12	TYPE OF REPORTING PERSON (See Instructions)

CO

SCHEDULE 13G
Item 1.	(a).	Name of Issuer:

Middle Kingdom Alliance Corp.

	(b).	Address of Issuer’s Principal Executive Offices:

333 Sandy Springs Circle, Suite 223 Atlanta, Georgia 30328

Item 2.	(a)	Name of Person Filing:

High Capital Funding LLC

	(b)	Address of Principal Business Office or, if None, Residence:

333 Sandy Springs Circle, Suite 230, Atlanta, GA 30328

	(c)	Citizenship:

High Capital Funding LLC is organized pursuant to the laws of the State of Delaware

	(d)	Title of Class of Securities:

Common Stock, $.001 par value

	(e)	CUSIP Number:

595750 10 0

Item 3.

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 342,277 shares of common stock.

This amount does not include 20,765 shares of common stock held by David A. Rapaport or 11,408 shares of common stock held by Fred A. Brasch. David A. Rapaport, Fred A. Brasch and Frank E. Hart jointly have voting and dispositive power over the securities held by High Capital Funding LLC.

(b) Percent of class: 7.1%

This amount is based on the number of shares of common stock outstanding, assuming the conversion of the Issuer’s outstanding Class B common stock into common stock. The amount does not include shares of common stock underlying Class A and Class B warrants.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

342,277 shares of common stock

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

342,277 shares of common stock

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not being held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
(Date)

High Capital Funding LLC
By:	Profit Concepts, Ltd., its Manager

By:	/s/ David A. Rapaport
Name:	David A. Rapaport
Title:	Executive Vice President & General Counsel